Exhibit (a)(71)

FOR IMMEDIATE RELEASE	Media Contact:	Tad Hutcheson
August 12, 2007		tad.hutcheson@airtran.com
678.254.7442

Judy Graham-Weaver
judy.graham-weaver@airtran.com
678.254.7448

David Hirschman
david.hirschman@airtran.com
678.254.7465

AIRTRAN HOLDINGS, INC., ALLOWS MIDWEST TENDER OFFER TO EXPIRE

- Negotiations with Midwest Have Ended After Midwest Board Rejects Enhanced Offer -

ORLANDO, Fla. (August 12, 2007) – AirTran Holdings, Inc. (NYSE: AAI) the parent of AirTran Airways, today announced that negotiations with Midwest Air Group, Inc. (Amex: MEH) have ended and AirTran’s tender offer to purchase Midwest shares has expired.

“We are disappointed that the Midwest board has rejected our enhanced offer. We believe that a merger of AirTran and Midwest was a compelling strategic combination with similar fleets, complementary route networks, growth and advancement opportunities for employees and economic benefits to the communities we serve,” said Joe Leonard, Chairman and CEO of AirTran Airways. “For the good of our shareholders and Crew Members, we have terminated negotiations and allowed our tender offer to expire. At this time, we will focus our efforts on AirTran’s strategic plan that has resulted in eight years of successful growth.

“The Midwest board has chosen to ignore the overwhelming majority of shareholders’ wishes to merge with AirTran, a partner with whom Midwest could have grown and become a national carrier, including our commitment to provide employment protection and more jobs for its employees and more choices for its customers. Instead, the Midwest board has chosen a path that will benefit current senior management by selling out to a private equity firm and a so-called ‘passive’ investor whose involvement will surely raise antitrust concerns, casting doubt for shareholders on whether a transaction can, in fact, close. Furthermore, private equity investors are laser focused on generating short-term returns and the only way to accomplish that goal is to slash costs by cutting back on service and eliminating jobs. If the Midwest board is successful in selling the company to a private equity investor, the Midwest employees should be concerned about their job security and Midwest’s customer service is sure to suffer,” stated Leonard.

- more -

Under the terms of the enhanced offer, AirTran proposed to acquire all Midwest common stock for $15.75 a share, based on the closing price of AirTran common stock on August 10, 2007. The offer consisted of $9.50 in cash and 0.5842 shares of AirTran common stock for each Midwest share. The total equity value of the transaction would have been in excess of $431 million.

AirTran Airways, a Fortune 1000 company, offers passengers more than 700 affordable, daily flights to 56 destinations throughout the United States. The airline is the second-largest carrier at its hub, Hartsfield-Jackson Atlanta International Airport, and one of America’s largest low-fare airlines. With more than 8,800 friendly Crew Members and free online booking on airtran.com, AirTran Airways makes travel both pleasant and convenient. The airline flies America’s youngest all-Boeing fleet, composed of the fuel-efficient Boeing 737-700 and 717-200 aircraft. AirTran Airways was also the first to install XM Satellite Radio on a commercial aircraft and the only airline with Business Class seating on every flight. For more information, visit airtran.com.

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